FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

May 5, 2010

Item 3.

News Release

The news release was disseminated through Stock Watch on May 5, 2010.

Item 4.

Summary of Material Change

Grant of Incentive Stock Options

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, May 5th, 2010 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) announced today that pursuant to its stock option plan and subject to TSX Venture Exchange (“Exchange”) approval, the Board of Directors approved the granting of incentive stock options on April 30th, 2010 to certain officers, directors and employees of the Company to acquire up to 1,270,000 common shares of the Company.  All grants are subject to regulatory approval.  The options have a three-year term expiring on April 30th, 2013, and are exercisable until that time at a price of $0.15 per common share.  Any common shares issued upon exercise of the options will be subject to the customary Exchange four-month hold period.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 5th day of May 2010.